March 11, 2026

Sally A. Washlow
Chief Executive Officer
ORION ENERGY SYSTEMS, INC.
2210 Woodland Drive
Manitowoc, Wisconsin 54220

       Re: ORION ENERGY SYSTEMS, INC.
           Registration Statement on Form S-3
           Filed March 6, 2026
           File No. 333-294101
Dear Sally A. Washlow:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Garrett F. Bishop